INSTITUTIONAL LIQUIDITY TRUST

                            Tax-Exempt Master Series
                             Municipal Master Series
                        New York Municipal Master Series

                                605 Third Avenue
                          New York, New York 10158-0180



December 15, 2006

Neuberger Berman Management Inc.
605 Third Avenue, 2nd Floor
New York, New York  10158-0180

Dear Ladies and Gentlemen:

        Tax-Exempt Master Series, Municipal Master Series, and New York Municipal Master Series (each a "Master Series") are series of Institutional Liquidity Trust, a Delaware statutory trust ("Trust").

        You hereby agree during the period from December 14, 2006 through March 31, 2010 ("Limitation Period"), to forgo current payment of management fees and/or pay management fees of each Master Series, so that the management fee of each Master Series is limited to the rate of 0.08% per annum of its average daily net assets ("Management Fee Limitation").

        Each Master Series agrees to reimburse you out of its assets for any management fees forgone by you under the Management Fee Limitation or any management fees you paid in excess of the Management Fee Limitation, provided the reimbursements do not cause the Master Series' management fee to exceed an annual rate of 0.08% of its average daily net assets and the reimbursements are made within three years after the year in which you incurred the expense.

        You understand that you shall look only to the assets attributable to the applicable Master Series for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other Master Series or other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

        This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto.

        If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

                                             Very truly yours,

                                             INSTITUTIONAL LIQUIDITY TRUST,
                                             on behalf of
                                             TAX-EXEMPT MASTER SERIES
                                             MUNICIPAL MASTER SERIES
                                             NEW YORK MUNICIPAL MASTER SERIES


                                             By:    /s/ Robert Conti

                                             Title: Vice President

The foregoing Agreement is hereby
accepted as of December 15, 2006

NEUBERGER BERMAN MANAGEMENT INC.

By:    /s/ Peter E. Sundman

Title: President